UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Babe Brewing LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
December 28, 2016

Physical address of issuer
7727 Formula Place, San Diego, CA 92121

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$626,627.77	$440,372.75
Cash & Cash Equivalents	$36,145.44	$134,593.38
Accounts Receivable	$173.72.8	$51,238.07
Short-term Debt	$71,551.38	$51,419.86
Long-term Debt	$1,565,388.72	$2,043,275.73
Revenues/Sales	$1,554,594.27	$1,611,589.57
Cost of Goods Sold	$958,614.72	$801,540.45
Taxes Paid	$13,353.32	$26,924.51
Net Income	$-1,063,059.45	$ -981,915.69


May 1, 2026

FORM C-AR

Babe Brewing LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Babe Brewing LLC, a California Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.babebeverages.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Babe Brewing LLC (the "Company") is a California Limited Liability Company, formed on December 28, 2016.

The Company is located at 7727 Formula Place, San Diego, CA 92121.

The Company's website is http://www.babebeverages.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our kombucha and yerba mate products are USDA Organic certified, reflecting our commitment to using premium, high-quality ingredients sourced with strict organic standards. We carefully select teas, botanicals, and natural flavor components to craft beverages that deliver a clean, refreshing taste while maintaining consistency and product integrity. Through a balanced formulation and controlled production process, we focus on creating kombucha and yerba mate that are approachable, smooth, and easy to drink, appealing to both new consumers and experienced functional beverage customers. This emphasis on quality, certification, and flavor profile supports our brand positioning in the better-for-you beverage category and reinforces consumer trust.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
A crowdfunding investment involves risk.

You should not invest any hands in this offering unless you can afford to lose your entire crowdfunding investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering including the merits and risks involved.

We might need to have another round of investments in a few years to support our continuous growth on a national scale.

Risk of natural disaster: COVID was an example of an unexpected situation that could affect our business.

Consumer preferences change: Kombucha has been providing that it is here to stay but the future is unpredictable.

Highly competitive market: Babe has proven itself on the local scenario now going national its a test that only the sales in each region will tell its success.

Bad Press: in case we have unhappy clients and they express their dislikes about the product and or the Company. This could have a negative effect.

Management team is very important for the company.

The commitment of this team is key to transition from a small company to a midsize company. Hiring new individuals is a concern and possible risk to the company.

Our business projects are only projections based on our expertise and expectations.

There are no guarantees that we will hit these projections 100%.

Your investment may be tight up for a longer time.

You should be prepared to hold this investment for several years.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.

The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from unit holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unit holders. Accordingly, the success of the Investor's investment in the Company will depend upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there will be occasions when he Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's- length, but will be in all cases consistent with the duties of the management of the Company to its unit holders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our kombucha and yerba mate products are USDA Organic certified, reflecting our commitment to using premium, high-quality ingredients sourced with strict organic standards. We carefully select teas, botanicals, and natural flavor components to craft beverages that deliver a clean, refreshing taste while maintaining consistency and product integrity. Through a balanced formulation and controlled production process, we focus on creating kombucha and yerba mate that are approachable, smooth, and easy to drink, appealing to both new consumers and experienced functional beverage customers. This emphasis on quality, certification, and flavor profile supports our brand positioning in the better-for-you beverage category and reinforces consumer trust.

Business Plan

The Company's business plan focuses on improving unit economics while accelerating revenue growth by reducing cost of goods sold (COGS) and increasing investment in marketing and sales. To lower COGS, the Company intends to negotiate better pricing with suppliers as volumes scale, optimize packaging and production efficiencies with co-packers, and streamline logistics and distribution. At the same time, the Company plans to drive demand through targeted, ROI-focused marketing initiatives, including digital advertising, influencer partnerships, and in-store sampling, while strengthening brand positioning. On the sales side, the Company will expand distribution by deepening relationships with existing partners, entering new retail channels and geographic markets, and leveraging brokers to increase placements.

Capital will be allocated primarily toward margin improvement, revenue growth, and maintaining adequate working capital, with the objective of increasing sales velocity, expanding market presence, and progressing toward profitability.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Carolina Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President December 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Caroline Pavan Architecture Office Architect July 2007- Present Polido Architecture Office and Urbanism Office Trainee November 2006- June 2007 PAB- Constructor and Builder Trainee Manager/Architect June 2009-June 2014 Architect: July 2007-May 2009 Takeda Landscaping Architect July 2014- Present Takeda Landscaping and Urbanism Office Project January 2004- August 2005 Carmen Lil Goncalves Pires- Engineering and Architecture Office Trainee July 2003-January 2004

Education

Dwell Design Event Seminar June 2014 Design Course of Furniture October 2012 Archi 3D Course May 2008 Course of Auto Implementation for ISO 9000/20000, meeting May 2005-June 2005

Name

Travis Martin Davenport

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Partner, brewmaster September 2017- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

push culture Owner 2010-2018

Education

Name

Vinnie Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder December 2017- Present Founder/ Vp of Marketing and sales December 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Action Sports Rentals Director of Marketing and Sales, September 2016- October 2018 Universalize Marketing & Licensing Consulting Firm Marketing and Licensing Consultant January 20160 December 2017 Servpro of Fairbanks Ranch/Rancho Santa Fe Director of Marketing and Sales October 2014-January 2016 Fama Marcas/ Fama Licensing USA Director of Licensing Partner June 2012- October 2014 Action Stars Licensing and Marketing LTDA Business and Marketing Operations/Co-Founder December 2006-October 2012 ATI Tours Marketing Manager January 2005-August 2006 6 ATI Tours Sales Consultant March 2004- January 2005 What's Up/Spree Productions Special Events Director December 2002-November 2003 Captiva Software Corporation Marketing Assistant April 2002-November 2002 Mowalla Sports and Events Special Events Coordinator August 2002-April 2002 Capital Pot Public Relations July 1997-February 2000

Education

LIMA- Licensing University Certificate of Licensing Studies, Licensing (2012-2013) NBA- Cleveland Cavaliers (2007) San Diego State University Certificate, Marketing and ecommerce (2001-2002) University of California, San Diego Certificate, Special Events Management (2001-2001) Pontificia Universidade Catolica do Rio Grande do Sul/ PUCRA Bachelor's degree, Communications/Public Relations (1992-1996)

Name

Marco Quadros

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer January 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Pontificia Universidad Católica do Rio Grande do Sul Bachelor of Laws- LLC, Law (August 2001-2005)

Name

Tomisu Friedkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Carolina Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President December 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Caroline Pavan Architecture Office Architect July 2007- Present Polido Architecture Office and Urbanism Office Trainee November 2006- June 2007 PAB- Constructor and Builder Trainee Manager/Architect June 2009-June 2014 Architect: July 2007-May 2009 Takeda Landscaping Architect July 2014- Present Takeda Landscaping and Urbanism Office Project January 2004- August 2005 Carmen Lil Goncalves Pires- Engineering and Architecture Office Trainee July 2003-January 2004

Education

Dwell Design Event Seminar June 2014 Design Course of Furniture October 2012 Archi 3D Course May 2008 Course of Auto Implementation for ISO 9000/20000, meeting May 2005-June 2005

Name

Travis Martin Davenport

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Partner, brewmaster September 2017- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

push culture Owner 2010-2018

Education

Name

Vinnie Pavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder December 2017- Present Founder/ Vp of Marketing and sales December 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Action Sports Rentals Director of Marketing and Sales, September 2016- October 2018 Universalize Marketing & Licensing Consulting Firm Marketing and Licensing Consultant January 20160 December 2017 Servpro of Fairbanks Ranch/Rancho Santa Fe Director of Marketing and Sales October 2014-January 2016 Fama Marcas/ Fama Licensing USA Director of Licensing Partner June 2012- October 2014 Action Stars Licensing and Marketing LTDA Business and Marketing Operations/Co-Founder December 2006-October 2012 ATI Tours Marketing Manager January 2005-August 2006 6 ATI Tours Sales Consultant March 2004- January 2005 What's Up/Spree Productions Special Events Director December 2002-November 2003 Captiva Software Corporation Marketing Assistant April 2002-November 2002 Mowalla Sports and Events Special Events Coordinator August 2002-April 2002 Capital Pot Public Relations July 1997-February 2000

Education

LIMA- Licensing University Certificate of Licensing Studies, Licensing (2012-2013) NBA-Cleveland Cavaliers (2007) San Diego State University Certificate, Marketing and ecommerce (2001-2002) University of California, San Diego Certificate, Special Events Management (2001-2001) Pontificia Universidade Catolica do Rio Grande do Sul/ PUCRA Bachelor's degree, Communications/Public Relations (1992-1996)

Name

Marco Quadros

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer January 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Pontificia Universidad Católica do Rio Grande do Sul Bachelor of Laws- LLC, Law (August 2001-2005)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	$537,589.00 Convertible Notes
Amount outstanding	
Voting Rights	No voting right
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	SBAS EIDL
Amount outstanding	$74,500.00
Interest rate and payment schedule	3.75% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 1, 2052
Other material terms	

Type of debt	Bank loan
Name of creditor	Dimensions Funding
Amount outstanding	$53,199.72
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Loan
Name of creditor	Alexsander
Amount outstanding	$9,807.47
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Loan
Name of creditor	Tomisu Friedkin
Amount outstanding	$850,000.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2026
Other material terms	

The total amount of outstanding debt of the company is $987,507.19.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Convertible Notes		$537,589.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes. While the Company expects to use the new proceeds from this Offering in the manner described, it cannot specify with certainty the particular uses of the new proceeds that it will receive from this Offering. f we raise: $50,000 Use of Proceeds: 92.5% cash flow to fulfill national accounts orders. 7.5% Wefunder fee. If we rise: $850,000 Use of Proceeds: 50% cash flow to fulfill national accounts orders. 20% marketing. 12.5% launch new line of product. 10%	December 19, 2023	Regulation CF

			tanks & equipment acquisition. 7.5% Wefunder fee.		

LLC/Membership Interests		$795,000.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes.	February 12, 2024	Section 4(a)(2)
LLC/Membership Interests		$100,000.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes.	February 12, 2024	Section 4(a)(2)
LLC/Membership Interests		$25,000.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes.	February 12, 2024	Section 4(a)(2)
LLC/Membership Interests		$25,000.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes.	February 12, 2024	Section 4(a)(2)

LLC/Member ship Interests		$25,000.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes.	February 12, 2024	Section 4(a) (2)
LLC/Member ship Interests		$25,000.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes.	February 12, 2024	Section 4(a) (2)
LLC/Member ship Interests		$150,000.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes.	July 15, 2024	Section 4(a) (2)

Ownership

A majority of the Company is owned by a couple people. Those people are Caroline Pavan and Tomisu Friedkin.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Caroline Pavan	35.0%
Tomisu	26.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company successfully completed another round of financing in January 2025, securing sufficient liquidity to execute its business plan through May 2025. Since the last major investor joined the Company, however, we have needed to seek additional capital on an ongoing basis to support operations and sustain growth, particularly given the cash-intensive nature of the beverage industry. This includes the requirement to fund large production runs with our co-packer, which necessitate significant upfront payments before revenue is realized. Our key challenges include high production costs—especially for the Yerba Mate line—rising rent expenses, and securing product placements in an increasingly competitive market. In addition, we experienced underperformance from our prior broker, resulting in limited sales traction relative to expectations; as a result, we have transitioned to a new brokerage partner, commencing in May 2026, with a renewed focus on driving distribution and revenue growth. The Company is currently in active discussions with its primary investor to continue funding operations as we expand into promising accounts with strong long-term potential, recognizing that these opportunities require continued working capital investment before reaching full profitability.

The Company does not anticipate achieving profitability within the next 12 months, as our primary focus remains on building brand awareness, expanding distribution, and securing meaningful product placements that can drive long-term growth. We are actively prioritizing relationships with distributors and foodservice partners capable of generating higher volume and more consistent purchase orders, as our prior strategy of primarily targeting retailers proved capital-intensive and insufficient to support the growth and valuation objectives of the business. In parallel, we are implementing several operational initiatives to improve margins and efficiency, including transitioning to fully painted cans within the next two months to reduce cost of goods, and remodeling our existing office space to create additional warehouse capacity, allowing us to store more pallets internally and reduce reliance on third-party logistics providers. Additionally, we are actively negotiating with current suppliers to secure more favorable pricing while also identifying and qualifying new suppliers to further optimize input costs. These combined efforts are intended to strengthen our unit economics while positioning the Company for scalable and sustainable growth.

Liquidity and Capital Resources

On December 19, 2023 the Company conducted an offering pursuant to Regulation CF and raised $537,589.00.

On February 12, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $795,000.00.

On February 12, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On February 12, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On February 12, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On February 12, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On February 12, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On July 15, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $150,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Our Company remains in the early stages of growth and continues to require consistent funding to maintain healthy cash flow and adequately support sales and marketing efforts. As we scale, we expect to seek additional capital to fuel expansion and operational needs. Our primary investor has expressed strong interest in continuing to fund the Company and is currently evaluating additional capital contributions, including the potential restructuring of our operating agreement to create a new class or series of equity. As part of this process, the investor is also considering buying out existing crowdfunding investors within the current fiscal year to simplify the Company's capitalization table. We are committed to keeping all investors informed throughout this process, and our lead crowdfunding investor has already been made aware of these discussions. Any repayments or conversions will be handled in accordance with the terms of the outstanding convertible notes, which have been extended for an additional two years. We believe these actions, combined with the support of strategic partners who bring both expertise and financial resources, will position the Company to execute its growth plans more effectively and sustain long-term development.

Capital Expenditures and Other Obligations

To sustain ongoing operations, the Company has required additional funding from its primary investor in the form of several promissory convertible notes. These notes were necessary to maintain operations and support continued growth, and they are expected to mature and become due within the next few months. As a result, the Company is actively engaged in discussions with this investor to restructure these obligations—potentially incorporating them into a line of credit and a revised partnership structure that will allow the business to continue operating effectively while aligning long-term financial interests.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Marco Quadros
(Signature)

Marco Quadros
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet

Babe Brewing LLC

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
BofA #1871	36,145.44
Total for Bank Accounts	**$36,145.44**
Accounts Receivable	
Accounts Receivable (A/R)	173,702.80
Total for Accounts Receivable	**$173,702.80**
Other Current Assets	
Intercompany Transfer - Fellowship	124,020.59
Inventory	$115,684.80
Packaging Supplies Inventory	21,267.80
Raw Materials Inventory	18,056.00
Total for Inventory	**$155,008.60**
Security Deposit	22,823.38
Uncategorized Asset	0.00
Undeposited Amazon Fullfillment Service	0.00
Undeposited Funds	3,831.17
Total for Other Current Assets	**$305,683.74**
Total for Current Assets	**$515,531.98**
Fixed Assets	
Accumulated Depreciation	-517,127.00
Furniture & Fixtures	3,150.00
Leasehold Improvements	-$93,074.00
Fixtures	31,359.38
Structure	106,944.58
Total for Leasehold Improvements	**$45,229.96**
Machinery & Equipment	$231,976.39
Financed Equipment	
American Capital Glycol Chiller	9,816.90
Dimension Equipment #08423JG20 Canning Line	109,123.01
Dimension Equipment #08496JG21 7bbl Brite & Compressor	16,054.56
Dimension Equipment #08529JG21 Can Conveyor	15,539.40
Dimension Equipment #08805JG21 15bbl Brew System	31,032.00
Dimension Equipment #09180JG21 Tanks	83,991.84
Dimension Equipment #09742JG22 Freezer, Tent, Computer	7,607.16
WSFS Equipment Added 2023	39,946.32
Total for Financed Equipment	**$313,111.19**
Total for Machinery & Equipment	**$545,087.58**

Balance Sheet

Babe Brewing LLC

As of Dec 31, 2025

	TOTAL
Vehicles	
2021 RAM Van	27,255.25
Auto/Truck - GMC 2006 Diesel (Donated 2025)	0.00
Tap Van (Donated 2025)	0.00
Van	7,500.00
Total for Vehicles	**$34,755.25**
Total for Fixed Assets	**$111,095.79**
Total for Assets	**$626,627.77**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
BofA Credit Cards	$61,743.91
0838-Travis	0.00
4405-Caroline	0.00
7519-Vinnie	0.00
9631-Marco	0.00
Total for BofA Credit Cards	**$61,743.91**
Total for Credit Cards	**$61,743.91**
Other Current Liabilities	
401k Contribution Liability	0.00
Keg Deposit Liability	0.00
Loans Payable	
Alexsander Loan	9,807.47
Richard Mcminn Loan $2,915.00	0.00
Total for Loans Payable	**$9,807.47**
Payroll Tax Liability	0.00
Payroll Wage Liability	0.00
Sales Tax Payable	0.00
Total for Other Current Liabilities	**$9,807.47**
Total for Current Liabilities	**$71,551.38**

Babe Brewing LLC
As of Dec 31, 2025

	TOTAL
Long-term Liabilities	
Equipment Loans	
Dimension Loan #08423JG20 $1,992.21 Canning Line	0.00
Dimension Loan #08529JG21 $258.99 Can Conveyor	0.00
Dimension Loan #09180JG21 $1,749.83 Tanks	0.00
Dimension Loan #09742JG22 $211.31 Freezer, Tent, Computer	0.00
WSFS Bank Loan - $1,823.00	23,699.00
WSFS Bank Loan - $620.00	25,062.24
WSFS Bank Loan - Fermentation Tank $1109.62	4,438.48
Total for Equipment Loans	**$53,199.72**
Notes Payables	
Andre & Angela Wolford	0.00
CTD Healthy Trust Loan	12,500.00
Daniel S Medina	0.00
IDD Healthy Trust Loan	12,500.00
JRD IV Healthy Trust Loan	12,500.00
MSGD Healthy Trust Loan	12,500.00
Tomisu Convertible Note	850,000.00
Wefunder Convertible Notes	537,589.00
Total for Notes Payables	**$1,437,589.00**
SBA Loan $364.00	74,600.00
Total for Long-term Liabilities	**$1,565,388.72**
Total for Liabilities	**$1,636,940.10**
Equity	
CTD Healthy Trust	19,313.75
IDD Healthy Trust	19,313.75
John Lenore & Co.	132,941.24
JRD IV Healthy Trust	19,313.75
Marian Rosen	77,255.00
MSGD Healthy Trust	19,313.75
Opening Balance Equity	0.00
Partner Equity - CP	-$806,104.93
Capital Contributions - CP	0.00
Drawings - CP	0.00
Profit/Loss Allocation & Adj - CP	0.00
Total for Partner Equity - CP	**-$806,104.93**
Partner Equity - CT	-$293,764.49
Capital Contributions - CT	0.00
Drawings - CT	0.00
Profit/Loss Allocation & Adj - CT	0.00
Total for Partner Equity - CT	**-$293,764.49**

Balance Sheet

Babe Brewing LLC

As of Dec 31, 2025

	TOTAL
Partner Equity - DB	$13,589.40
Capital Contributions - DB	0.00
Drawings - DB	0.00
Profit/Loss Allocation & Adj - DB	0.00
Total for Partner Equity - DB	**$13,589.40**
Partner Equity - ST	$55,555.52
Capital Contributions - ST	0.00
Drawings - ST	0.00
Profit/Loss Allocation & Adj - ST	0.00
Total for Partner Equity - ST	**$55,555.52**
Partner Equity - TD	-$320,802.49
Capital Contributions - TD	0.00
Drawings - TD	0.00
Profit/Loss Allocation & Adj - TD	0.00
Total for Partner Equity - TD	**-$320,802.49**
Partner Equity - VP	$5,393.98
Capital Contributions - VP	0.00
Drawings - VP	0.00
Profit/Loss Allocation & Adj - VP	0.00
Total for Partner Equity - VP	**$5,393.98**
Tomisu Friedkin	1,111,428.89
Retained Earnings	-0.00
Net Income	-1,063,059.45
Total for Equity	**-$1,010,312.33**
Total for Liabilities and Equity	**$626,627.77**

Profit and Loss

Babe Brewing LLC

January-December, 2025

	TOTAL
Income	
Sales	$0.00
Online Shopify Sales	49,269.33
Online Stripe Sales	9,023.43
Square Sales	146,562.39
Wholesale	1,389,991.76
Total for Sales	**$1,594,846.91**
Sales Discounts / Refunds	-$1,400.23
Distributors and retailers fees	-38,852.41
Promotional Giveaway	0.00
Total for Sales Discounts / Refunds	**-$40,252.64**
Uncategorized Income	0.00
Total for Income	**$1,554,594.27**
Cost of Goods Sold	
Brewing Supplies & Materials	16,802.58
Cost of Goods Sold	0.00
Merchant Fees	
Merchant Fees - Intuit	2,290.93
Total for Merchant Fees	**$2,290.93**
Packaging Supplies	709,266.08
Purchases (Raw Material)	210,784.73
Tests In production	19,470.40
Total for Cost of Goods Sold	**$958,614.72**
Gross Profit	**$595,979.55**
Expenses	
Advertising & Marketing	$28,369.76
Advertising/Promotional	4,374.11
Business Promotion	110,913.52
Graphic Design	18,539.25
Printing	8,955.93
Social media	26,226.83
Trade Shows / Conference	17,342.75
Total for Advertising & Marketing	**$214,722.15**
Automobile Expense	$0.00
Fuel	17,027.91
Parking	623.43
Repair and Maintenance	13,101.37
Total for Automobile Expense	**$30,752.71**
Bad Debts	8,640.00
Bank Charges & Fees	$0.00
Bank Fees	612.00
Interest Expense	20,113.80
Total for Bank Charges & Fees	**$20,725.80**

Profit and Loss

Babe Brewing LLC

January-December, 2025

	TOTAL
Commission paid	12,328.25
Continuing Education / Training	127.98
Depreciation expenses	80,550.00
Distributor Fees	10,367.46
Donations & Charitable Contributions	2,783.28
Dues & subscriptions	0.00
Equipment Rental	9,278.38
Event Expenses	26,789.70
Guaranteed Payment	
Guaranteed Payment - CP	60,660.00
Guaranteed Payment - TD	72,000.00
Guaranteed Payment - VP	76,900.00
Total for Guaranteed Payment	**$209,560.00**
Insurance	$19,999.00
Business Liability Insurance	15,348.51
Total for Insurance	**$35,347.51**
Legal & Professional Services	$0.00
Accounting	6,940.00
Business Consultant	39,594.01
Legal Fees	4,932.25
Total for Legal & Professional Services	**$51,466.26**
Licenses & Permits	5,252.90
Meals & Entertainment	11,875.39
Office Supplies	16,374.58
Outside Services	6,388.10
Payroll Expenses	
Payroll Services Fees	7,767.21
Payroll Taxes	28,614.60
Retirement Plan Employer Match Expense	600.00
Salaries & Wages	314,636.14
Workers Compensation	20,621.56
Total for Payroll Expenses	**$372,239.51**
Penalties	18.40
Postage and Delivery	17,901.48
Recycling Services	3,111.90
Rent	234,761.68
Repairs & Maintenance	$0.00
Building Repairs	5,355.91
Cleaning Expenses	3,936.00
Equipment Repairs	10,756.69
Total for Repairs & Maintenance	**$20,048.60**
Shipping / Freight Expense	20,139.00
Small Equipments (Kitchen)	5,627.55
Software	75,863.79

Profit and Loss

Babe Brewing LLC

January-December, 2025

	TOTAL
Spoilage/Damaged Product Destroyed	
Recalled Product Destroyed	42,340.83
Total for Spoilage/Damaged Product Destroyed	**$42,340.83**
Store Supplies	1,530.82
Subcontrator	7,165.95
Taxes & Licenses	$3,551.65
FRANCHISE TAX	9,801.67
Total for Taxes & Licenses	**$13,353.32**
Travel & Entertainment	$0.00
Airfare	8,938.63
Hotels	9,548.82
Other Travel expenses	13,103.43
Total for Travel & Entertainment	**$31,590.88**
Uncategorized Expense	0.00
Utilities	
Electricity	44,574.88
Internet	3,923.44
Waste Removal	7,498.56
Water	6,379.84
Total for Utilities	**$62,376.72**
Website Expenses	
Domain	44.34
Hosting	290.14
Website Design / Development	1,359.75
Total for Website Expenses	**$1,694.23**
Total for Expenses	**$1,663,095.11**
Net Operating Income	**-$1,067,115.56**
Other Income	
Gain/Loss of Sale Asset	-2,048.00
Rewards	6,104.11
Total for Other Income	**$4,056.11**
Net Other Income	**$4,056.11**
Net Income	**-$1,063,059.45**

Babe Brewing LLC

Balance Sheet
As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
ASSETS		
Current Assets		
Bank Accounts		
BofA #1871	15,977.32	134,621.38
Cash on hand-1 (deleted)	5,698.04	0.00
Total Bank Accounts	**$21,675.36**	**$134,621.38**
Accounts Receivable		
Accounts Receivable (A/R)	124,551.30	51,238.07
Total Accounts Receivable	**$124,551.30**	**$51,238.07**
Other Current Assets		
Intercompany Transfer - Fellowship	84,950.19	113,820.59
Inventory	133,740.00	61,689.00
Raw Materials Inventory		50,000.00
Total Inventory	**133,740.00**	**111,689.00**
Security Deposit	12,096.22	12,096.22
Uncategorized Asset	0.00	0.00
Undeposited Funds	330.00	0.00
Total Other Current Assets	**$231,116.41**	**$237,605.81**
Total Current Assets	**$377,343.07**	**$423,465.26**
Fixed Assets		
FIXED ASSET		
Accumulated Depreciation	-330,436.00	-330,436.00
Auto/Truck - GMC 2006 Diesel	14,561.00	14,561.00
Furniture & Fixtures	3,150.00	3,150.00
Machinery & Equipment	166,348.39	231,976.39
Financed Equipment		
American Capital Glycol Chiller	9,816.90	9,816.90
Dimension Equipment #08423JG20 Canning Line	109,123.01	109,123.01
Dimension Equipment #08496JG21 7bbl Brite & Compressor	16,054.56	16,054.56
Dimension Equipment #08529JG21 Can Conveyor	15,539.40	15,539.40
Dimension Equipment #08805JG21 15bbl Brew System	31,032.00	31,032.00
Dimension Equipment #09180JG21 Tanks	83,991.84	83,991.84
Dimension Equipment #09742JG22 Freezer, Tent, Computer	7,607.16	7,607.16
WSFS Equipment Added 2023	39,946.32	39,946.32
Total Financed Equipment	**313,111.19**	**313,111.19**
Total Machinery & Equipment	**479,459.58**	**545,087.58**
Total FIXED ASSET	**166,734.58**	**232,362.58**

Babe Brewing LLC

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
Leasehold Improvements	-93,074.00	-93,074.00
Fixtures	31,359.38	31,359.38
Structure	106,944.58	106,944.58
Total Leasehold Improvements	**45,229.96**	**45,229.96**
Tap Van		8,000.00
Van		7,500.00
Total Fixed Assets	**$211,964.54**	**$293,092.54**
TOTAL ASSETS	**$589,307.61**	**$716,557.80**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	0.00
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
BofA Credit Cards	40,913.75	48,586.59
0838-Travis	0.00	0.00
4405-Caroline	0.00	0.00
7519-Vinnie	0.00	0.00
9631-Marco	0.00	0.00
Total BofA Credit Cards	**40,913.75**	**48,586.59**
Total Credit Cards	**$40,913.75**	**$48,586.59**
Other Current Liabilities		
401k Contribution Liability	100.00	0.00
Keg Deposit Liability	1,020.00	0.00
Loans Payable		
Alexsander Loan	9,807.47	9,807.47
Dylan Matthew Barbour Loan (deleted)	0.00	0.00
Intuit Financing Loan $3,906.20 (deleted)	0.00	0.00
Kombucha on Tap Loan $4,522.73 (deleted)	0.00	0.00
Natacha Pavan Loan	32,186.79	0.00
Richard Mcminn Loan $2,915.00	39,073.00	5,778.00
Vinnie Pavan Loan $1,695.03 (deleted)	0.00	0.00
Total Loans Payable	**81,067.26**	**15,585.47**
Payroll Tax Liability	0.00	0.00
Payroll Wage Liability	11,974.63	0.00
Sales Tax Payable	0.00	0.00
Shopify Gift Card (deleted)	0.00	0.00
Total Other Current Liabilities	**$94,161.89**	**$15,585.47**
Total Current Liabilities	**$135,075.64**	**$64,172.06**

Babe Brewing LLC

Balance Sheet
As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
Long-Term Liabilities		
Equipment Loans		
American Capital Loan $308.20 Glycol Chiller (deleted)	0.00	0.00
Dimension Loan #08423JG20 $1,992.21 Canning Line	48,731.82	24,825.30
Dimension Loan #08496JG21 $334.47 7bbl Brite & Compressor	4,857.65	0.00
Dimension Loan #08529JG21 $258.99 Can Conveyor	5,905.40	2,797.52
Dimension Loan #08805JG21 $862.00 15bbl Brew System	3,103.21	0.00
Dimension Loan #09180JG21 $1,749.83 Tanks	38,204.61	17,206.65
Dimension Loan #09742JG22 $211.31 Freezer, Tent, Computer	3,661.99	1,126.27
WSFS Bank Loan - $1,823.00		45,575.00
WSFS Bank Loan - Fermentation Tank $1109.62	31,069.36	17,753.92
Total Equipment Loans	**135,534.04**	**109,284.66**
Notes Payables		
Andre & Angela Wolford	30,000.00	25,000.00
CTD Healthy Trust Loan		12,500.00
Daniel S Medina	30,000.00	25,000.00
IDD Healthy Trust Loan		12,500.00
JRD IV Healthy Trust Loan		12,500.00
MSGD Healthy Trust Loan		12,500.00
Tomisu Loan		150,000.00
Wefunder Convertable Notes	537,589.00	537,589.00
Total Notes Payables	**597,589.00**	**787,589.00**
SBA Loan $364.00	74,500.00	74,500.00
Total Long-Term Liabilities	**$807,623.04**	**$971,373.66**
Total Liabilities	**$942,698.68**	**$1,035,545.72**
Equity		
CTD Healthy Trust		25,000.00
IDD Healthy Trust		25,000.00
John Lenore & Co.		150,000.00
JRD IV Healthy Trust		25,000.00
Marian Rosen		100,000.00
MSGD Healthy Trust		25,000.00
Opening Balance Equity	0.00	0.00
Partner Equity - CP	-199,561.11	-368,098.44
Capital Contributions - CP	0.00	0.00
Drawings - CP	0.00	0.00
Profit/Loss Allocation & Adj - CP	0.00	0.00
Total Partner Equity - CP	**-199,561.11**	**-368,098.44**

	JAN - DEC 2023	JAN - DEC 2024
Partner Equity - CT	-66,612.09	-126,261.09
Capital Contributions - CT	0.00	0.00
Drawings - CT	0.00	0.00
Profit/Loss Allocation & Adj - CT	0.00	0.00
Total Partner Equity - CT	**-66,612.09**	**-126,261.09**
Partner Equity - DB	73,372.04	57,674.94
Capital Contributions - DB	0.00	0.00
Drawings - DB	0.00	0.00
Profit/Loss Allocation & Adj - DB	0.00	0.00
Total Partner Equity - DB	**73,372.04**	**57,674.94**
Partner Equity - ST	118,504.78	101,981.51
Capital Contributions - ST	0.00	0.00
Drawings - ST	0.00	0.00
Profit/Loss Allocation & Adj - ST	0.00	0.00
Total Partner Equity - ST	**118,504.78**	**101,981.51**
Partner Equity - TD	-93,650.09	-153,299.09
Capital Contributions - TD	0.00	0.00
Drawings - TD	0.00	0.00
Profit/Loss Allocation & Adj - TD	0.00	0.00
Total Partner Equity - TD	**-93,650.09**	**-153,299.09**
Partner Equity - VP	45,020.75	34,611.10
Capital Contributions - VP	0.00	0.00
Drawings - VP	0.00	0.00
Profit/Loss Allocation & Adj - VP	0.00	0.00
Total Partner Equity - VP	**45,020.75**	**34,611.10**
Retained Earnings	0.00	0.00
Tomisu Friedkin	100,000.00	795,000.00
Net Income	-330,465.35	-1,010,596.85
Total Equity	**$ -353,391.07**	**$ -318,987.92**
TOTAL LIABILITIES AND EQUITY	**$589,307.61**	**$716,557.80**